Mail Stop 3561
							February 22, 2006
David G. Barnes
Chief Financial Officer
RadioShack Corporation
300 RadioShack Circle
Ft. Worth, TX 76102

Re:	RadioShack Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarter Ended September 30, 2005
      File No. 1-5571

Dear Mr. Barnes:

            We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Note 24 - Product Sales Information

1. We have read your response to comment (1) of our letter dated January 31, 2006. It appears that you should not aggregate your Kiosk operations with the other Radio Shack brand operations as these two components of your business do not share similar economic and operating characteristics. We note that wireless operations comprise a large portion of the Radio Shack business, however, this does not appear to provide a basis to conclude that the businesses are similar. In fact your response highlights the fact that the two businesses are inherently dissimilar because the majority of the store operations involve products not sold at the kiosks. Please ensure that your financial statements for the fiscal year ended December 31, 2005 do not aggregate the Kiosk operations with the store business in your presentation of reportable segments.
2. We have read your response to comment (1) of our letter dated January 31, 2006 as well as the response to our letter dated December
9, 2005. In the first response you state that your primary operating segment is Company Stores and that this operating segment generates
90% of revenues. Your latter response does not provide us with the requested quantitative data for the portion of your business that is not comprised of stores and kiosks. Further, it appears that you are now asserting that there is a Radio Shack Brand segment of which the stores are a component. It does not appear that SFAS 131 recognizes the distinction that you appear to be making. In your first response you noted that there were monthly and quarterly packages provided to your executives and the Board of Director. Please provide us with a copy of these packages. Additionally, it appears that the Radio Shack Brand Operations are an aggregation of operating segments. Please provide us a definitive list of what you consider your operating segments as defined by paragraph 10 of SFAS 131 and supported by the monthly and quarterly reporting packages that you will send to us. If you aggregate operating segments please provide us with a well written and well reasoned discussion as to why you have properly aggregated your operating segments into one reportable segment in accordance with paragraph 17 of SFAS 131. See also EITF
04-10.

* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Michael Moran, Accounting Branch Chief, at
(202) 551-3841 if you have questions regarding the comments.


      Sincerely,


	Michael Moran
      Branch Chief

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David Barnes
RadioShack
February 22, 2006
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